Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

MULTIPLE SPONSORED RETIREMENT OPTIONS
MULTIPLE SPONSORED RETIREMENT OPTIONS II
VOYA MAP PLUS NP^{SM}

Supplement Dated September 24, 2019

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary, each dated May 1, 2019, as amended. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

IMPORTANT INFORMATION ABOUT THE VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND

On September 12, 2019, the Voya Multi-Manger International Small Cap Fund's (the "Fund") Board of Trustees (the "Board") approved the removal of Wellington Management Company, LLP ("Wellington") as one of the Fund's subadvisors. Currently, Acadian Asset Management LLC ("Acadian"), Victory Capital Management Inc. ("Victory Capital") and Wellington each manage a portion of the Fund's assets. From the close of business November 1, 2019, through the close of business on November 15, 2019, the Fund will be in a "transition period" during which time the Fund's assets currently managed by Wellington will be equally allocated between Acadian and Victory Capital. During this time, the Fund may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply.

Accordingly, effective on or about November 15, 2019, all references in your contract prospectus and contract prospectus summary, as applicable, to "Acadian Asset Management LLC, Victory Capital Management Inc., and Wellington Management Company LLP" as subadvisers to the Fund are to be deleted and replaced with "Acadian Asset Management LLC and Victory Capital Management Inc."

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:

Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***